[LOGO] ARNOLD
         ASSOCIATES


            Real Estate Appraisers and Consultant

            L.P. ARNOLD                                              S.W. ARNOLD
             MAI, ARA                                                  MAI, ARA

                                       July 3, 1998


Mr. David G. Lasker, President
National Investors Financial, Inc.
4220 Von Karman Avenue, Suite 110
Newport Beach, California 92660

Dear Mr. Lasker:

     This is an update of our June 26, 1997 appraisal with a valuation date of May 1, 1997 on the Yosemite Woods Family Resort property previously known as Ahwahnee Golf Course and Resort. We incorporate all data in said report with only changes stated herein superseding same.

     Outlot "A" - Ahwahnee Golf Course.

     Further improvements to the course were made during 1997. With the heavy rains in 1997-98, these improvements made limited play possible.
     However, these same rains, double the annual average, have slowed the courses development -- as all of California's courses. No major additions to the course or supporting buildings were made in 1997.

     The changes made to the subject from 1995 to 1997 have created a dramatic change in the opinion of local individuals and guests of the course. The total number of rounds played increased from 1996 to 1997 by 69.71% (10,910 to 18,515) and reported revenue increased per round of public player from $24.79 to $31.09, or 25.41%. In addition, scheduled promotions and tournaments increased in 1997 from previous levels, including over 25 non-member hosted activities. Had not the El Nino rains of winter/spring 1997/1998 hampered play on the course, the upward trend of the facilities use would have likely continued through the early months of 1998. Because, however, the rains affected the overall playability of the course, a temporary setback has occurred, slowing down the operation's climb towards stabilized market levels. Overall, the outlook for the future is very bright as long as operations and management continue in the same direction, and weather patterns remain closer to normal.

Page -2-
Mr. David G. Lasker, President
National Investors Financial, Inc.


     Only two additional sales were found since May 1997, one vastly superior and the other much inferior. However, the general interpretation of the golf industry is that values have declined since May 1997. This is in keeping with the lost playing rounds anticipated for 1998 due to the heavy rains.

     Based on the perceived downward trend in golf course values, we estimate the stabilized market value is $4,450,000 with income lost during stabilization to be $640,000, i.e. three years hence. Thus:

     Fee simple stabilized market value                    $4,450,000
           Lost income 3 years                               -640,000
                                                           ----------
                                                           $3,810,000

     Market value "as is" March 31, 1998:

              THREE MILLION EIGHT HUNDRED TEN THOUSAND DOLLARS

                                  ($3,810,000)

     Outlot "B" -- Ahwahnee Recreational Vehicle Park

     No significant changes have occurred to the park structurally. Use of the park has increased as more memberships have been sold. Sale 3 fell through as reported but did record May 23, 1997 for $1,296,000 which amounts to $6,513 per space. The park was in financial distress at time of sale. While the original transaction i.e. pending sale, was considered a market indicator, the final sale is not. Our research indicates no change in the RV park industry.

     Market value of Outlot "B" is, as of March 31, 1998:

             THREE MILLION EIGHT HUNDRED EIGHTY SIX THOUSAND DOLLARS

                                   ($3,886,000)

     Phase I -- Ahwahnee County Club Estates

     No changes have been made with these lots. Marketing has not been active, however, one additional lot was closed at $52,500 in March. Lots in other subdivisions cited have been selling at similar price ranges. Our research reveals no change in value is warranted.

Page -3-
Mr. David G. Lasker, President
National Investors Financial, Inc.


     Market value of Phase I is as of March 31, 1998:

          TWO MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS

                           ($2,250,000)

     Phases II, III & IV -- Outlots "F", "G" & "H", Outlots "C", "D" & "E"

     No changes have been made. Sale 2 in our report has resold June 19, 1997 for $3,680,000. This is an increase of $560,000 in six years. The previous sale was for $9,873 per acre while the current sale is $11,646 per acre. These transactions lend support to our previous value estimate and no change is necessary.

     Market value of Outlots "F", "G" & "H" is, as of March 31, 1998:

             FIVE MILLION EIGHT HUNDRED THOUSAND DOLLARS

                           ($5,800,000)

     Market value of Outlots "C", "D" & "E" is, as of March 31, 1998:

             FOUR MILLION FIVE HUNDRED THOUSAND DOLLARS

                           ($4,500,000)

     Time share sales is the most dynamic element in the resort development industry. The concept is replacing the recreation lot sale program. Time share sales ("intervals") are a separate business from real estate sales. We have read various documents and, particularly the report completed by RCI Consulting on Yosemite Woods Family Resort dated November 1996 (the subject property).

     Construction of accomodations and subsequent sale of intervals, will increase rounds played on the golf course. Continued sale of RV membership will do likewise. Both are revenue generators to the project as a whole but not to the real estate. However, assuming Yosemite Woods Family Resort is as successful as projected by RCI Consulting, additional real estate value will be created.

Page -4-
Mr. David G. Lasker, President
National Investors Financial, Inc.


     Summary of market values as of March 31, 1998:

                                                        ACREAGE       VALUE
                                                        -------       -----
     Outlet "A" -- Ahwahnee Country Club                 141.53     $3,810,000
     Outlet "U" -- Ahwahnee RV Park                      367.31      3,886,000
     Phase I -- Ahwahnee Country Club Estates            123.29      2,250,000
     Phase II, III & IV -- Outlots "F", "G" & "H"        483.50      5,800,000
                           Outlots "C", "D" & "E"       +532.16     +4,500,000
                                                       --------    -----------

                                                       1,647.79    $20,246,000

                                            Respectfully submitted,

                                            /s/ R. W. Arnold
                                            ----------------------------------
                                            R. W. Arnold, MAI, ARA
                                            CA #AG005595